ALPS ETF Trust

1290 Broadway, Suite 1100

Denver, CO 80203

February 12, 2014

John Grzeskiewicz

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:             ALPS ETF Trust (the “Registrant”) (File Nos. 333-148826; 811-22175)

Dear Mr. Grzeskiewicz:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 194 (“PEA 194”) to the Registrant’s registration statement filed pursuant to the Investment Company Act of 1940, as amended.

PEA 194 is being filed to update and complete the Registrant’s disclosures in Post-Effective Amendment No. 187 (“PEA 187”) filed on November 22, 2013 on Form N-1A and is expected to be effective February 12, 2014. PEA 194 (i) reflects changes to PEA 187 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”), (ii) completes certain other information not previously included in PEA 187 and (iii) includes certain other required exhibits.

PEA 194 includes a prospectus (the “Prospectus”) and statement of additional information (“SAI”) for ALPS Emerging Sector Dividend Dogs ETF (the “Fund”), a series of the Registrant. We hereby represent that there are no disclosures within PEA 194 which would render it ineligible to become effective.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided to PEA 187, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

STAFF COMMENTS:

1.	Staff Comment: Please consider whether the fee table should include a line item for “Acquired Fund Fees and Expenses.”

John Grzeskiewicz

Registrant’s Response: The Registrant does not anticipate that expenses attributable to the Fund’s investments in “Acquired Funds” (as defined in Form N-1A) will exceed 0.01%; therefore, in accordance with Instruction 3(f)(i) of Item 3 of Form N-1A, the separate “Acquired Fund Fees and Expenses” sub-caption will not be included in the Annual Fund Operating Expenses table.

2.

Staff Comment: With respect to the first sentence of section entitled “Principal Investment Strategies,” please clarify that the Fund’s investment objective is to match the performance of the Index, before fees and expenses.

Registrant’s Response: The Registrant has revised this disclosure accordingly.

3.	Staff Comment: With respect to the first paragraph of the section “Principal Investment Strategies” within the Summary Section, please state how the Index Provider defines Emerging Markets.

Registrant’s Response: The Registrant has revised the disclosure accordingly.

4.

Staff Comment: With respect to the second paragraph of the section “Principal Investment Strategies” within the Summary Section, please clarify the selection criteria for securities that make up the universe from which the 50 stocks are selected for the underlying index (i.e. only those former Comecon countries or any emerging markets countries).

Registrant’s Response: The Registrant has revised the disclosure accordingly.

5.	Staff Comment: With respect to the second paragraph of the section “Principal Investment Strategies” within the Summary Section, please clarify what an “open stock exchange structure” entails.

Registrant’s Response: The Registrant has revised the disclosure accordingly.

6.	Staff Comment: Please confirm that the Index Provider is not affiliated with the Adviser or any affiliate of the Fund.

Registrant’s Response: The Registrant so confirms.

7.	Staff Comment: Please clarify if the underlying index will be concentrated in any particular industry or sector.

Registrant’s Response: The Registrant confirms the underlying index will not be concentrated in any particular industry or sector.

8.	Staff Comment: Please confirm that the Fund will invest only in companies included in the underlying index, and therefore, will at all times, be invested in foreign emerging markets.

John Grzeskiewicz

Registrant’s Response: As described in the section “Principal Investment Strategies” within the Summary Section, the Fund generally will invest in all of the securities that comprise the Underlying Index in proportion to their weightings in the Underlying Index. However, under various circumstances, it may not be possible or practicable to purchase all of the securities in the Underlying Index in those weightings. In those circumstances, the Fund may purchase a sample of the securities in the Underlying Index in proportions expected by the Adviser to replicate generally the performance of the Underlying Index as a whole. There may also be instances in which the Adviser may choose to overweight another security in the Index, purchase (or sell) securities not in the Index which the Adviser believes are appropriate to substitute for one or more Index components or utilize various combinations of other available investment techniques, in seeking to replicate, before fees and expenses, the performance of the Index.

9.	Staff Comment: Please confirm if the Fund will use leverage or derivatives as part of its principal investment strategy.

Registrant’s Response: The Registrant confirms the Fund will not use leverage or derivatives as part of its principal investment strategy.

10.	Staff Comment: Please confirm whether the offering of this ETF is consistent with the existing ALPS exemptive order without the need for any amendments.

Registrant’s Response: The Registrant does not believe there are any amendments to ALPS Advisors Inc.’s (“ALPS”) exemptive order necessary to offer the Fund.

11.

Staff Comment: With respect to the last sentence of the section “Principal Investment Strategies,” please explain how the Fund would gain such knowledge as described in the following statement: “The Fund may sell securities that are represented in the Index or purchase securities that are not yet represented in the Index in anticipation of their removal from or addition to the Index.”

Registrant’s Response: Not later than the Tuesday following the first Friday of the rebalancing month, the Index Provider’s Index Committee or its designee will issue a press release announcing additions and deletions to the Underlying Index. The press release will also be posted on the Underlying Index’s web site.

12.	Staff Comment: Please confirm that no disclosure for the Fund is necessary in connection with Item 8 of Form N-1A.

Registrant’s Response: The Registrant confirms no disclosure is necessary.

13.	Staff Comment: Please clarify if the World Bank’s only criteria for identifying Upper Middle Income Countries is a country’s gross national income (GNI) per capita.

John Grzeskiewicz

Registrant’s Response: The Registrant confirms that for operational and analytical purposes, the World Bank’s main criterion for classifying economies is gross national income (GNI) per capita.

14.	Staff Comment: Please clarify if the Index is rebalanced quarterly or annually

Registrant’s Response: The Registrant confirms the Index is rebalanced quarterly.

15.	Staff Comment: Please confirm that any of the Fund’s fees and expenses that exceed the unitary fee amount are expected to be less than 0.01%.

Registrant’s Response: The Registrant does not anticipate that expenses that exceed the unitary fee amount will be greater than 0.01%.

16.

Staff Comment: Please ensure that if any investment practices that are discussed in the SAI could be considered material or might affect an investor’s decision to invest in the Fund, then such practices are also included in the prospectus.

Registrant’s Response: The Registrant confirms no disclosure changes are necessary.

* * *

The Registrant hereby acknowledges that:

—	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

—

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact me, at (720) 917-0602.

Very truly yours,

/s/ Erin D. Nelson
Erin D. Nelson, Esq.
Secretary of ALPS ETF Trust

John Grzeskiewicz

cc:	Stuart Strauss, Esq.

Dechert LLP